Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Three Months Ended March 31, 2005
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$196,162	$361,698	$67,140	$500,952	$804,926	$196,866
Interest expense (a)	86,256	98,321	111,280	147,817	161,990	46,172
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	—	409	(606)	151
Amortization of capitalized interest	1,226	1,784	1,804	2,519	4,620	1,770
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	1,946

Earnings	$287,313	$465,825	$185,186	$655,951	$976,658	$246,905

FIXED CHARGES:
Interest expense	$86,256	$98,321	$111,280	$147,817	$161,990	$46,172
Capitalized interest	2,452	4,719	4,976	13,041	36,240	16,023
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	1,946

Fixed Charges	$92,377	$107,062	$121,218	$165,112	$203,958	$64,141

Preferred Stock Dividends
Preferred Dividend Requirements	$8,484	$2,050	$10,117	$22,469	$39,506	$5,463
Ratio of income before provision for taxes to net income (c)	N/A	1.66	1.67	1.61	1.56	1.57

Subtotal – Preferred Dividends	$8,484	$3,411	$16,861	$36,240	$61,629	$8,577

Combined Fixed Charges and Preferred Dividends	$100,861	$110,473	$138,079	$201,352	$265,587	$72,718

Ratio of Earnings to Fixed Charges	3.1	4.4	1.5	4.0	4.8	3.8
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.8	4.2	1.3	3.3	3.7	3.4
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amortization of bond discount is excluded since it is included in interest expense.
(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.